                                                                    Exhibit 99.3

Contacts:
Lawrence H.N. Kinet                                     Dennis N. Cavender
Chairman and CEO                                        Vice President and CFO
Aksys, Ltd.                                             Aksys, Ltd.
(847) 229-2222                                          (847) 229-2222

For Immediate Release
---------------------

      AKSYS, LTD. REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED
                                MARCH 31, 1997

Lincolnshire, IL, April 22, 1997 -- Aksys, Ltd. (Nasdaq/NNM: AKSY), a leader in the development of personal hemodialysis products and services, today reported financial results for the first quarter ended March 31, 1997.

For the first quarter ended March 31, 1997, the Company reported a net loss of $3,471,494, or $0.25 per share, compared to a net loss of $1,867,323, or $0.18 per share, for the same quarter last year. Operating expenses increased to $4,112,066 in the first quarter of 1997, compared to $1,901,696 in the first quarter 1996. The increase in operating expenses is due to research and development spending, new hires, and the development of the necessary infrastructure to support the growth of the Company. Net interest income increased to $640,572 in the first quarter ended March 31, 1997, compared to $34,373 for the same quarter last year, as a result of the net proceeds invested from the Company's sale of shares of Common Stock in May 1996.

"We continue to make progress in preparing the system and protocols for conducting clinical trials for later this year. We are taking delivery of our first lot of PHD systems, manufactured under GMP conditions, in the second quarter of 1997," stated Lawrence H.N. Kinet, Chairman and CEO of Aksys, Ltd. "These systems will be used to complete the testing and collection of data for submission to the FDA in order to commence clinical trials planned for the fourth quarter of 1997."

Aksys, Ltd. is developing hemodialysis products and services for patients suffering from kidney failure. These products and services include the Company's lead product in development, the Aksys PHD Personal Hemodialysis System/TM/ which is designed to improve clinical outcomes of patients and reduce mortality, morbidity and the associated high cost of patient care.

                                   - more -

AKSYS, LTD. REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED
MARCH 31, 1997
Page 2


This press release contains forward-looking statements that involve a number of risks and uncertainties. The Company's actual results (including the timetable for building the first pre-production machines and finalization of protocols for clinical trials) could differ materially from the results identified or implied in any forward-looking statement and these statements are based on the Company's views as of the date they are made with respect to future events. Factors that could cause such a difference include, but are not limited to, risks related to the development and manufacturing milestones, changes in GMP requirements, risks related to the regulatory approval process, whether and when the Company will obtain clearance from the FDA of a 510(K) premarket notification and what additional clinical and other data the Company might have to obtain in connection with seeking such clearance, and risks associated with the commencement of clinical trials based on an approved Investigational Device Exemption (IDE), a prerequisite for the commencement of such trials.


                         - financial table to follow -

                           AKSYS LTD. AND SUBSIDIARY
                       (a development stage enterprise)


                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                             Three months ended March 31,
                                             ----------------------------
                                                1997              1996
                                             -----------      -----------
Revenues:                                    $         -      $         -

Expenses:
 Research and development                      2,774,067        1,412,506
 Business development                            248,584          103,768
 General and administrative                    1,089,415          385,422
                                             -----------      -----------

Operating loss                                (4,112,066)      (1,901,696)
                                             -----------      -----------

Net interest income                              640,572           34,373
                                             ------------     -----------

Net loss                                     $(3,471,494)     $(1,867,323)
                                             ===========      ===========

Net loss per share                           $      (.25)     $      (.18)
                                             ===========      ===========

Weighted average shares outstanding           13,745,998       10,322,837
                                             ===========      ===========

                          SELECTED BALANCE SHEET DATA

                                              March 31,       December 31,
                                                 1997             1996
                                             -----------      -------------
Cash and short-term investments              $40,879,027      $  45,649,934

Working capital                               40,113,049         45,041,960

Long-term investments                          1,634,725            780,000

Total assets                                  46,860,929         50,147,510

Total liabilities                              1,607,411          1,463,416

Stockholders' equity                          45,253,518         48,684,094
